UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission file number 1-9810.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Owens & Minor 401(k) Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Owens & Minor, Inc.

9120 Lockwood Blvd.

Mechanicsville, Virginia 23116

OWENS & MINOR

401(k) SAVINGS AND RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

The Compensation and Benefits Committee

Owens & Minor, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Owens & Minor 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richmond, Virginia
June 7, 2010

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Investments at fair value:
Mutual funds	$118,414,845	$82,856,462
Common collective trust fund	30,315,021	27,000,515
Common stock	11,759,815	10,177,925
Participant loans	6,791,960	5,667,469
Cash equivalents	229,412	201,170

Total investments	167,511,053	125,903,541

Receivables:
Participant contributions	568,070	586,173
Employer contributions	2,549,208	2,411,280
Dividends and interest	44	2,395

Total receivables	3,117,322	2,999,848

Assets available for benefits at fair value	170,628,375	128,903,389

Liabilities:
Administrative expenses payable	2,966	2,536
Benefit claims payable	42,545	797

Total liabilities	45,511	3,333

Net assets available for benefits at fair value	170,582,864	128,900,056

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	563,713	1,456,462

Net assets available for benefits	$171,146,577	$130,356,518

See accompanying notes to financial statements.

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2009 and 2008

	2009	2008
Additions to assets attributed to:
Investment income:
Net appreciation in fair value of investments	$24,239,058	$—
Interest	872,276	1,360,109
Dividends	2,482,306	3,728,174

	27,593,640	5,088,283

Contributions:
Employer	9,063,238	8,460,812
Participant	13,909,961	12,927,125

	22,973,199	21,387,937

Total additions	50,566,839	26,476,220

Deductions from assets attributed to:
Net depreciation in fair value of investments	—	47,516,781
Benefits paid to participants	9,690,383	11,367,803
Administrative expenses	86,397	77,897

Total deductions	9,776,780	58,962,481

Net increase (decrease)	40,790,059	(32,486,261)
Net assets available for benefits:
Beginning of year	130,356,518	162,842,779

End of year	$171,146,577	$130,356,518

See accompanying notes to financial statements.

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1) Description of the Plan

The following brief description of the Owens & Minor 401(k) Savings and Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

(a) General

The Plan is a defined contribution plan that is available to substantially all full-time and part-time plus (24+ hours per week) teammates of Owens & Minor, Inc. (the Employer) and certain of its subsidiaries, who have completed one month of service and have attained age 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The assets of the Plan are held in trust under an agreement with Fidelity Management Trust Company (the trustee), with administrative services provided by Fidelity Investments Institutional Operations Company, Inc. (FIIOC), a wholly owned subsidiary of FMR LLC.

(b) Contributions

The Plan allows participants to contribute up to 50% of their eligible compensation, with the Employer matching 100% of the first 4% of compensation that a participant contributes to the Plan. Also under the Plan, the Employer contributes 1% of compensation (subject to certain limitations as defined in the plan document) to each participant employed on the last day of the plan year who has worked at least 1,000 hours during the year. The Employer may also make a profit sharing contribution to the plan, at the discretion of the Employer’s Board of Directors. The Employer may increase or decrease its matching contributions at its discretion, on a prospective basis.

(c) Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, the discretionary profit sharing contribution, and an allocation of earnings thereon. Allocations are based on account balances as defined by the Plan. Forfeited balances of terminated participants’ nonvested accounts are used to reduce current year employer contributions. Employer contributions were reduced by $267,066 and $57,882 from forfeited nonvested accounts in 2009 and 2008, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d) Investment Options

Participants in the Plan currently have 22 options available to them with respect to how their participant and employer contributions are invested. Participants can elect to have contributions allocated in 1% increments to the following investments: Owens & Minor, Inc. common stock fund, one collective trust fund, and twenty mutual funds. These options provide for a range of investment objectives, including growth, growth and income, and income and capital stability. Investment in the Owens & Minor, Inc. common stock fund is limited to 20% of the employee’s account balance.

(e) Vesting and Withdrawals

Participants are immediately vested in their voluntary contributions and employer matching contributions plus actual earnings thereon. Effective January 2, 2007, unvested Employer 1% contributions and discretionary profit sharing contributions become fully vested after three years of credited service. The Plan allows certain terminated participants to become 100% vested in their accounts.

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account or payment in annual installments not to extend past the lives or life expectancies of the participant and spouse as determined in accordance with Internal Revenue Code (IRC) Section 401(a)(9)(A). In the case of hardship, a participant may apply for a distribution as described in the plan agreement.

(f) Participant Loans

Participants may borrow from their vested interests in the Plan for a minimum of $1,000 and a maximum of 50% of their vested balance or $50,000, whichever is less.

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

A loan’s term may not exceed five years, or fifteen years if the proceeds are used exclusively to purchase a principal residence. The interest rate charged is the U.S. Prime Rate plus 1%.

(g) Interfund Transfers

Under the provisions of the Plan, a participant may elect to have the value of his or her participant account attributable to a particular investment fund liquidated and transferred to any of the other available investment funds in 1% increments.

(h) Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(2) Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit distributions, which are recorded when paid. Significant events occurring after the balance sheet date and prior to the issuance of the financial statements are monitored to determine the impacts, if any, of events on the financial statements to be issued. All subsequent events were evaluated through the filing date of this Form 11-K.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) New Accounting Pronouncements

In 2009, the Plan adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162. This statement modified the GAAP hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 1, 2009, the FASB Accounting Standards Codification (ASC), became the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. The adoption of the ASC had no impact on the Plan’s financial statements.

In the second quarter of 2009, the Plan adopted FASB authoritative guidance that established requirements for the accounting and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. The adoption of this guidance had no impact on the Plan’s net assets available for benefits.

For the year ended December 31, 2009, the Plan adopted an ASC update for fair value measurements and disclosures related to certain alternative investments. This guidance permits the use of a qualifying investment’s net asset value per share to estimate fair value, as a practical expedient to measuring fair value. The update also requires additional disclosures by major category of investment about the nature and risks of investments within its scope that are measured at fair value on a recurring or nonrecurring basis. This update was effective for the Plan for the year ended December 31, 2009. The adoption of this update had no impact on the Plan’s net assets available for benefits.

(d) Investments

The Plan’s investments, including its investment in a common collective trust fund which holds fully benefit-responsive investment contracts, are stated at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participants would receive if they were to initiate permitted transactions under the terms of the plan. Therefore, the statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Quoted market prices are used to value investments, except for participant loans receivable, which are valued at amortized cost, which approximates fair value. The fair value of the common collective trust fund is valued at the net asset value as determined by using estimated fair value of the underlying assets held in the fund. Net asset value is used as a practical expedient for fair value. Contract value of fully benefit-responsive contracts is equal to principal balance plus accrued interest.

Purchases and sales of common stock are recorded on a settlement date basis. The recording of these transactions on a trade date basis would not have a material impact on the accompanying financial statements. Cost of investments sold is determined on the first-in, first-out (FIFO) method. Dividends are recorded on the ex-dividend rate.

The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(e) Administrative Expenses

Substantially all of the Plan’s administrative expenses are paid by the Plan.

(3) Fair Value Measurements

Fair value is determined based on assumptions that a market participant would use in pricing an asset or liability. The assumptions used are in accordance with a three-tier hierarchy, defined by GAAP, that draws a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Plan to use present value and other valuation techniques in the determination of fair value (Level 3).

As of December 31, 2009, the Plan’s investments measured at fair value were as follows:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds	$118,414,845	$—	$—	$118,414,845
Common collective trust fund	—	30,315,021	—	30,315,021
Common stock	11,759,815	—	—	11,759,815
Participant loans	—	—	6,791,960	6,791,960
Cash equivalents	229,412	—	—	229,412

Total investments	$130,404,072	$30,315,021	$6,791,960	$167,511,053

As of December 31, 2008, the Plan’s investments measured at fair value were as follows:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds	$82,856,462	$—	$—	$82,856,462
Common collective trust fund	—	27,000,515	—	27,000,515
Common stock	10,177,925	—	—	10,177,925
Participant loans	—	—	5,667,469	5,667,469
Cash equivalents	201,170	—	—	201,170

Total investments	$93,235,557	$27,000,515	$5,667,469	$125,903,541

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Participant Loans
Balance, beginning of year	$5,667,469
Purchases, sales, issuances and settlements (net)	1,124,491

Balance, end of year	$6,791,960

(4) Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008:

	December 31,
Description	2009	2008
Mutual funds:
Fidelity Contrafund	$37,178,486	$28,788,660
PIMCO Total Return II Administration	11,127,295	8,795,908
Common collective trust fund:
Fidelity Managed Income Portfolio	30,315,021	27,000,515
Common stock:
Owens & Minor, Inc.	11,759,815	10,177,925

During 2009 and 2008, the Plan’s investments (including investments bought, sold, as well as held during these years) changed in value as follows:

	Years Ended December 31,
	2009	2008
Mutual funds	$22,767,597	$(46,242,882)
Common stock	1,471,461	(1,273,899)

Net appreciation (depreciation) in fair value of investments	$24,239,058	$(47,516,781)

(5) Investment in Common Collective Trust Fund

The Plan invests in a benefit-responsive common collective trust fund which invests in the Fidelity Managed Income Portfolio (the Portfolio). The Portfolio may be invested in fixed-income securities, money market funds and derivative instruments (such as swap agreements), and also enters into wrapper contracts, which are issued by third-parties and are designed to allow the Portfolio to maintain a constant net asset value. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As described in Note 2, the common collective trust is a fully benefit-responsive investment for which contract value is the relevant measurement attribute. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based upon a formula agreed upon with the issuer but will not be less than zero percent. Such crediting rates are reset on a quarterly basis.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the fund or the administration of the fund that is not consented to by the issuer, (4) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow, (5) any communication given to participants by the Plan’s sponsor or fiduciary or Fidelity Management Trust Company that is

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

designed to induce or influence participants to avoid investing in the Portfolio or to transfer assets out of the Portfolio, and (6) any transfer of assets from the fund directly to a competing investment option. The Plan Administrator does not believe that the occurrence of any of these events which would limit the Plan’s ability to transact at contract value with participants is probable of occurring.

Average yields for the Portfolio for 2009 and 2008 were as follows:

	Years Ended December 31,
	2009	2008
Based on actual earnings	3.16%	3.57%
Based on interest rate credited to participants	1.20%	3.04%

(6) Risks and Uncertainties

The Plan invests in various investment securities. Market values of investments may decline for a number of reasons, including changes in economic and other market factors, changes in interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across twenty-two participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Owens & Minor Stock Fund, which invests in a single security.

(7) Federal Income Taxes

In a determination letter dated October 8, 2009, the Internal Revenue Service (IRS) has ruled that the Plan is a qualified trust under Sections 401(a) and 401(k) of the IRC and is exempt from taxation under the provisions of Section 501(a).

Under present federal income tax laws and regulations, participants are not taxed on employer contributions allocated to their accounts, on investment earnings on such contributions, or on investment earnings on their own contributions at the time such contributions and investment earnings are received by the trustee of the Plan, but they may be subject to tax thereon at such time as they receive actual distributions from the Plan. Under normal circumstances, the Plan will not be taxed on dividend and interest income, any capital gains realized, or any unrealized appreciation on investments.

(8) Related Party Transactions

The Plan offers Owens & Minor, Inc. common stock as an investment option. On March 31, 2010, Owens & Minor, Inc. effected a three-for-two stock split of its outstanding shares of common stock in the form of a stock dividend of one share of common stock for every two shares outstanding to stockholders of record on March 15, 2010. All share data has been retroactively adjusted to reflect this stock split for all periods presented.

The Plan owned 410,895 shares of Owens & Minor, Inc. common stock as of December 31, 2009, with a cost basis of $5,865,214 and a fair value of $11,759,815. During 2009, 31,350 shares of Owens & Minor, Inc. common stock were purchased at a total cost of $818,519, and 25,950 shares, with a cost basis of $363,784, were sold for $708,090.

As of December 31, 2008, the Plan owned 405,495 shares of Owens & Minor, Inc. common stock, with a cost basis of $5,410,478 and a fair value of $10,177,925. During 2008, 33,150 shares of Owens & Minor, Inc. common stock were purchased at a total cost of $927,621, and 13,500 shares, with a cost basis of $167,934, were sold for $390,066. Because Owens & Minor, Inc. is the plan sponsor, the transactions qualify as party-in-interest transactions.

Certain plan investments are units of a common collective trust fund and mutual funds managed by Fidelity Investments (Fidelity). As defined by the Plan, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $62,772 and $54,272 for the years ended December 31, 2009 and 2008, respectively.

(9) Reconciliation to Form 5500

Net assets available for benefits in the Form 5500 for the Plan include a reduction in net assets for deemed distributions of certain participant loans. The accompanying financial statements do not include the reduction in net assets for deemed distributions as the participants to which the deemed distributions relate continue to retain their assets within the Plan.

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

The following reconciles net assets available for benefits and benefits paid to participants from the Form 5500 to the Plan’s financial statements:

	December 31,
	2009	2008
Net assets available for benefits per Form 5500	$170,526,887	$128,821,554
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	563,713	1,456,462
Cumulative deemed distributions	55,977	78,502

Net assets available for benefits per statements of net assets available for benefits	$171,146,577	$130,356,518

	Years Ended December 31,
	2009	2008
Net increase (decrease) in net assets per Form 5500	$41,705,333	$(33,733,518)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(892,749)	1,195,356
Change in the amount of deemed distributions	(22,525)	51,901

Net increase (decrease) in net assets per statements of changes in net assets available for benefits	$40,790,059	$(32,486,261)

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issue, borrower, lessor, or similar party	Description of investment, including rate of interest, collateral, par, or maturity value (face amount, number of shares, or units)	Fair Value
*Common stock – Owens & Minor, Inc.	410,895 shares of common stock **	$11,759,815

Mutual funds:
*Fidelity	637,929 units of Contrafund	37,178,486
PIMCO	1,064,813 units of Total Return II Administration	11,127,295
*Fidelity	294,829 units of Diversified International	8,255,203
*Fidelity	651,746 units of Freedom 2020	8,179,415
*Fidelity	753,567 units of Freedom 2025	7,829,562
Rainer	279,770 units of Rainer Small-Mid Cap	7,318,791
*Fidelity	557,469 units of Freedom 2030	6,907,042
*Fidelity	609,651 units of Freedom 2015	6,352,564
*Fidelity	452,178 units of Freedom 2035	4,639,347
*Fidelity	593,905 units of Freedom 2040	4,252,360
Spartan	76,812 units of US Equity Index	3,028,702
*Fidelity	237,468 units of Freedom 2010	2,970,731
T. Rowe Price	111,717 units of T. Rowe Price Equity Income	2,344,930
American Beacon	142,494 units of Small Cap Value PA	2,208,649
American Freedom	48,209 units of Growth Fund Amer R4	1,306,959
*Fidelity	153,742 units of Freedom 2045	1,302,196
*Fidelity	100,702 units of Freedom Income	1,081,534
*Fidelity	129,057 units of Freedom 2050	1,077,626
*Fidelity	65,937 units of Freedom 2005	661,348
*Fidelity	34,547 units of Freedom 2000	392,105
Common collective trust fund:
*Fidelity	Managed Income Portfolio	30,315,021
*Cash equivalents - Fidelity	229,412 units of Money Market I Fund	229,412
*Participant loans	Notes receivable, interest rates ranging from 4.25% – 10.50% with maturities from 2010 to 2024	6,791,960

		$167,511,053

*	Party-in-interest
**	Adjusted for three-for-two stock split described in Note 8 of Notes to Financial Statements

Note: All the Plan’s investment choices are participant directed; therefore, cost information has not been presented.

See accompanying report of independent registered public accounting firm.

Form 11-K

Exhibit Index

Exhibit	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Owens & Minor 401(k) Savings and Retirement Plan

Date June 7, 2010	/S/ ERIKA T. DAVIS
Erika T. Davis
Senior Vice President, Human Resources
Plan Administrator